CUSIP NO. 983857103                    13G                    Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b)
         and (c) and Amendments Thereto Filed Pursuant to Rules 13d-2(b)
                               (Amendment No. 13)*



                              X-RITE, INCORPORATED
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share


                                    983857103
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                      (Continues on the following page(s))


                               Page 1 of 5 Pages

CUSIP NO. 983857103                  13G                      Page 2 of 5 Pages


1.       NAME OF REPORTING PERSON
         IRS IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

         Quinten E. Ward

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           5.       SOLE VOTING POWER

   NUMBER OF                        1,204,100
      SHARES
 BENEFICIALLY              6.       SHARED VOTING POWER
    OWNED BY
       EACH                         -0-
   REPORTING
      PERSON               7.       SOLE DISPOSITIVE POWER
        WITH
                                    1,204,100

                           8.       SHARED DISPOSITIVE POWER

                                    -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,234,100

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.9%

12.      TYPE OF REPORTING PERSON*

         IN

CUSIP NO. 983857103                13G                        Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  X-Rite, Incorporated

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3100 44th St., S.W.
                  Grandville, MI  49418

Item 2(a)         Name of Persons Filing:

                  Quinten E. Ward

Item 2(b)         Address of Principal Business Office:

                  Quinten E. Ward:                   2251 N. Rampart Blvd.,
                                                     Suite 102
                                                     Las Vegas, NV  89128

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock, Par Value $.10

Item 2(e)         CUSIP Number:

                  983857103

Item 3

CUSIP NO. 983857103                  13G                      Page 4 of 5 Pages

                  Quinten E. Ward

                           (a)    Amount Beneficially Owned: 1,234,100

                           (b)    Percent of Class: 5.9%

                           (c)    Number of Shares as to which such person has:

                                    (i)   sole power to vote or direct the vote:

                                          1,204,100

                                    (ii)  shared  power  to vote or  direct  the
                                          vote:

                                          -0-

                                    (iii) sole power to dispose or to direct the
                                          disposition of:

                                          1,204,100

                                    (iv)  shared  power to  dispose or to direct
                                          the disposition of:

                                          -0-

                    Note: The amount beneficially owned includes options for 30,000 shares exercisable within 60 days, but does not include 170,000 shares held by Mr. Ward's wife and 305,000 shares held by a limited partnership for which Mr. Ward serves as general partner, and as to which Mr. Ward disclaims beneficial ownership.

Item 5            Ownership of 5% or less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another:

                  Not applicable.

CUSIP NO. 983857103                  13G                     Page 5 of 5 Pages

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution:

                  Not applicable.

Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 14, 1998


                                                       /s/ Quinten E. Ward
                                                       Quinten E. Ward




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